UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Transportation Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Table of Contents

The Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Accordingly, in lieu of the requirements of Items 1 – 3 of Form 11-K, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.  The following financial statements and supplemental schedule are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 29, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 29, 2007 and 2006	3

Notes to Financial Statements	4

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 29, 2007	7

EXHIBITS

Exhibit 23 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and the Administrator of the
Covenant Transport, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 29, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 29, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, PC

Knoxville, Tennessee
June 20, 2008

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 29, 2007 and 2006
	2007	2006
Assets:
Cash	$6,391	$81
Investments	18,225,556	18,536,831
Participant loans	1,087,083	961,450

Total assets	19,319,030	19,498,362
Liabilities:
Excess contributions payable	2,023	23,767
Net assets available for benefits at fair value	19,317,007	19,474,595

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,328	73,635
Net assets available for benefits	$19,333,335	$19,548,230

See accompanying notes to financial statements.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 29, 2007 and 2006
	2007	2006
Additions:
Investment income:
Interest and dividends	$347,617	$264,955
Net appreciation/(depreciation) in fair value of investments:
Mutual funds	594,348	1,040,014
Covenant Transportation Group, Inc. common stock	(680,795)	(357,249)
Net investment income	261,170	947,720

Contributions from employer	892,661	964,542
Contributions from participants	2,832,750	3,355,667
Total additions	3,986,581	5,267,929
Deductions:
Participants’ benefits	4,190,976	3,372,070
Administrative fees	10,500	23,712
Total deductions	4,201,476	3,395,782

Net increase (decrease) in net assets available for benefits	(214,895)	1,872,147

Net assets available for benefits at beginning of year	19,548,230	17,676,083

Net assets available for benefits at end of year	$19,333,335	$19,548,230

See accompanying notes to financial statements.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments in money market funds, mutual funds, and common stock are stated at fair value based on quoted market prices or as determined by Diversified Investment Advisors (the “Trustee”).  Investments in the Stable Pooled Fund (a common collective trust) are based upon the current value and net investment gain or loss relating to the units as determined by the Trustee.  The common collective trust primarily invests in the Wells Fargo Stable Return Fund.  Participant loans are valued at the unpaid principal balance, which approximates fair value.  Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for Plan benefits.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

The Plan’s investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)	Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of participant loans and payables is a reasonable approximation of the fair value due to the short-term nature of these investments.

(d)	Fully Benefit-Responsive Investment Contracts

As described in Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)	Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”) effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  This statement increases consistency and comparability in fair value measurements and expands disclosures about fair value measurements.  In February 2008, FASB Staff Position No. 157-2 deferred the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The Plan is currently evaluating the provisions of FAS 157.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution Plan and covers substantially all employees of Covenant Transportation Group, Inc. and certain subsidiaries (the “Company”). The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 415(c)(3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution Plan maintained by the Company, cannot exceed certain levels established under IRC Section 402(g).

(c)	Participant Accounts

The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of  income and losses. Employer voluntary contributions are allocated to all eligible employees based on the employees’ contributions for the period.  Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant.

(d)	Participant Loans

Other than the financial conditions listed below, there are no restrictions on participants obtaining a loan.  Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000.  Loans may generally be repaid over one to five years.  Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan Administrator.  A participant may only have one loan outstanding at a time.  The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Individuals with loans may choose to continue to participate in the Plan.

(e)	Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

Benefits are recorded when paid.

(f)	Hardship Withdrawals

The Plan permits distributions in the event of a hardship once a participant furnishes proof of hardship, as defined in the Plan agreement.  These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½.  Hardship withdrawals are limited to the participant’s elective account balance. Participants with a hardship withdrawal are not allowed to make contributions to the Plan for six months after the withdrawal.

(g)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon.  Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(h)	Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $74,363 and $63,130 in 2007 and 2006.  Forfeitures of $6,391 were unallocated at December 29, 2007, while the remainder was used to reduce Company contributions.

(i)	Administrative Expenses

The administrative expenses of the Plan are paid primarily by the Company.  These costs include legal, accounting, and certain administrative fees.

(j)	Plan Termination

While it is the Company’s intention to continue the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(k)	Plan Amendments

During 2007, the Plan was amended related to certain provisions regarding participant loans.

(3)	Transactions with Parties-In-Interest

At December 29, 2007 and 2006, the Plan held investments in trust funds and money market accounts sponsored by the Trustee with current values of $17,026,866 and $16,968,606, respectively. The Plan also held investments in 305,268 and 242,464 units of Covenant Transportation Group, Inc. common stock with current values of $1,221,409 and $1,641,941 at December 29, 2007 and 2006, respectively.  The Plan also held investments in the participants’ loans with interest rates between 5.25% and 9.25% with a current value of $1,087,083 and $961,450 as of December 29, 2007 and 2006, respectively.  All administrative fees of the Plan were paid to parties-in-interest.

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets at December 29, 2007 and 2006:

	2007	2006
Covenant Transportation Group, Inc. 401k Unitized Stock Fund	$1,221,409	$1,641,941
Diversified Stable Pooled Fund	4,687,004	5,121,337
Diversified Value & Income Fund	2,144,066	2,528,073
Diversified Equity Growth Fund	**	2,162,051
Diversified Core Bond Fund	1,308,133	1,253,735
Diversified Stock Index Fund	**	1,052,238
American Growth Fund	2,184,713	**
Participant Loans	1,087,083	**

** Investment does not represent 5% or more of the Plan’s net assets for the respective year.

(5)	Income Tax Status

The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on September 8, 2003. The Plan Administrator is not aware of any course of action or series of events that might adversely affect the Plan’s qualification under Section 401(a) of the IRC, and under which the Plan would be subject to tax under present income tax law.  Subsequent to the issuance of the determination letter, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(6)	Subsequent Event

The Plan was amended effective December 30, 2007 to allow automatic enrollment into the plan for all eligible employees who do not opt out at an automatic deferral rate of 2%.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4i – Schedule of Assets (Held at the End of Year)
December 29, 2007
		Current
Identity of the issue	Description of investments	Value

Mutual Funds:
American Funds	Growth Fund	$2,184,713
* Diversified Investors Funds Group	Value & Income Fund	2,144,066
* Diversified Investors Funds Group	Core Bond Fund	1,308,133
First American	Mid Cap Growth Fund	940,113
* Diversified Investors Funds Group	Stock Index Fund	904,267
American Funds	Europacific Growth Fund R3	921,824
* Diversified Investors Funds Group	Special Equity Fund	244,034
* Diversified Investors Funds Group	Intermediate/Long Horizon Fund	724,466
* Diversified Investors Funds Group	Mid Cap Value Fund	470,421
* Diversified Investors Funds Group	Long Horizon SAF	824,193
* Diversified Investors Funds Group	Intermediate Horizon SAF	870,543
* Diversified Investors Funds Group	Short/Intermediate Horizon SAF	246,924
* Diversified Investors Funds Group	Short Horizon SAF	327,519
American Century Capital Portfolios, Inc.	Real Estate Investment Fund	140,685
Vanguard	Treasury Money Market Fund	65,242

Common Collective Fund:
* Diversified Investors Advisors Coll. Trust	Stable Pooled Fund	4,687,004

* Participant Loans	Loans to participants, with interest rates from 5.25% to 9.25%.	1,087,083

Common stock:
* Covenant Transportation Group, Inc.	401(K) Unitized Stock Fund	1,221,409
		$19,312,639
* Represents parties-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

COVENANT TRANSPORTATION GROUP, INC.

Dated: June 27, 2008	By:	/s/ R.H. Lovin, Jr.
R.H. Lovin, Jr., Executive Vice President and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm